Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$600,000	$18.42

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $742,237.01 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $18.42 is offset against the registration fee due for this offering and of which $742,218.59 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 122

(To prospectus dated May 30, 2006

and prospectus supplement dated May 30, 2006)

U.S.$600,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Crude Oil-Linked Single Barrier Synthetic Bearish Reverse Convertible Notes

Due September 10, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•  CUSIP: 52517PV32

•  ISIN: US52517PV327

•  The notes are designed for investors who believe that the price of the Crude Oil Contract will trade below the Upper Barrier during the term of the notes.

•  Maturity Date: September 10, 2007

•  The Valuation Date is five Exchange Business Days (as defined in “Description of the Notes” below) before the Maturity Date; provided that, if a Disruption Event (as defined in “Description of the Notes” below) is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below)

•  The notes are not principal protected, even if held to maturity.

•  Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof. Payments:

•  No interest payments during the term of the notes.

•  Each note will receive a single U.S. dollar payment on the Maturity Date equal to (a) the principal amount of the notes, plus (b) the Fixed Return, minus (c) if Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount.

•  The Fixed Return is an amount equal to the principal amount of the notes multiplied by 6.6%, rounded to the nearest whole cent.

•  The Principal Adjustment Amount is equal to the principal amount of the notes multiplied by the greater of (a) the Crude Oil Return and (b) 0%, rounded to the nearest whole cent. The Principal Adjustment Amount, if applicable, will in no event be less than zero, and will be positive if the Final Crude Oil Price is greater than the Crude Oil Strike.

•  Observation Period: The period from and including the date hereof to and including the Valuation Date. Crude Oil: Light sweet crude oil

•  Crude Oil Contract: The first nearby month Crude Oil futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) traded on the Relevant Exchange.

•  Crude OilREF: For any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day. Crude OilREF on the Valuation Date shall equal the Final Crude Oil Price.

•  Crude Oil Price: The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

•  Crude Oil Return: A quotient, (x) the numerator of which is the Final Crude Oil Price minus the Crude Oil Strike and (y) the denominator of which is the Crude Oil Strike.

•  Final Crude Oil Price: The Crude Oil Price on the Valuation Date.

•  Crude Oil Strike: $61.790 (equal to the Crude Oil Price on the date hereof).

•  Upper Barrier: $86.506 (equal to the Crude Oil Strike multiplied by 140%).

•  Relevant Exchange: The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; (subject to certain conditions described in “Description of the Notes” below).

The notes are not principal protected, even if held to maturity.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day (as defined in “Description of the Notes” below) during the Observation Period, the Principal Adjustment Amount will be subtracted from the sum of the principal amount of the notes and the Fixed Return.  The Principal Adjustment Amount may be positive, and will in no event be less than zero.  To the extent the Principal Adjustment Amount is greater than 6.6% times the principal amount of the notes, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$600,000
Underwriting discount	0%	U.S.$ 0
Proceeds to Lehman Brothers Holdings, Inc.	100%	U.S.$600,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about              March 7, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

February 28, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of Crude Oil and the Crude Oil Contract.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on September 10, 2007 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to take a view on the daily price of the Crude Oil Contract relative to the specified Upper Barrier during the Observation Period and the final price of the Crude Oil Contract on the Valuation Date. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; plus

•                  the Fixed Return; minus

•                  if Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount.

You can review hypothetical Redemption Adjustment Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples”.

The Fixed Return is an amount equal to the principal amount of the notes multiplied by 6.6%, rounded to the nearest whole cent.

The notes are not principal protected, even if held to maturity.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day (as defined in “Description of the Notes” below) during the Observation Period, the Principal Adjustment Amount will be subtracted from the sum of the principal amount of the notes and the Fixed Return.  The Principal Adjustment Amount may be positive, and will in no event be less than zero.  To the extent the Principal Adjustment Amount is greater than 6.6% times the principal amount of the notes, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.

The Observation Period is the period from and including the date hereof to and including the Valuation Date, which is five Exchange Business Days (as defined in “Description of the Notes” below) before the Maturity Date; provided that, if a Disruption Event (as defined in “Description of the Notes” below) is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

Crude Oil is light sweet crude oil.

Crude OilREF is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day (subject to the occurrence of a Disruption Event).  Crude OilREF on the Valuation Date shall equal the Final Crude Oil Price (subject to the occurrence of a Disruption Event).

The Crude Oil Price is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

The Crude Oil Contract is the first nearby month Crude Oil futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) traded on the Relevant Exchange.

You can review historical performance of the Crude Oil Contract under “Description of the Notes—Information on the Crude Oil Contract”.

How will the Principal Adjustment Amount be calculated?

The Principal Adjustment Amount is equal to the principal amount of the notes multiplied by the greater of (a) the Crude Oil Return and (b) 0%, rounded to the nearest whole cent.  The Principal

Adjustment Amount, if applicable, will in no event be less than zero, and will be positive if the Final Crude Oil Price is greater than the Crude Oil Strike.

The Crude Oil Return is a quotient, (x) the numerator of which is the Final Crude Oil Price minus the Crude Oil Strike and (y) the denominator of which is the Crude Oil Strike.

The Final Crude Oil Price is the Crude Oil Price on the Valuation Date.

The Relevant Exchange is the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor (subject to certain conditions described in “Description of the Notes” below).

For further information concerning the calculation of the Principal Adjustment Amount, see “Description of the Notes.”

How is the Upper Barrier determined?

The Upper Barrier is $86.506, which is equal to the Crude Oil Strike multiplied by 140%.  The Crude Oil Strike is equal to $61.790, which is the Crude Oil Price on the date hereof.

How will I be able to find the price of the Crude Oil Contract at any point in time?

You can obtain the price of the Crude Oil Contract at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 of this pricing supplement and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as financial contracts as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the MTN prospectus supplement.  In the case of Non-U.S. holders, we intend to withhold in an amount equal to 30% of the Fixed Return.

What happens in the event of a Disruption Event?

If Crude OilREF is greater than the Upper Barrier on any Exchange Business Day during the Observation Period and, on the scheduled Valuation Date, a Disruption Event (as defined in “Description of the Notes” below) identified in clauses (A), (B) or (C) of the Disruption Event definition in “Description of the Notes” below has occurred or is in effect,  the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Crude Oil Price on, the first Exchange Business Day succeeding the scheduled Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event is occurring on each of the three scheduled Exchange Business Days succeeding the scheduled Valuation Date, such third scheduled Exchange Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion, taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.  If a Disruption Event identified in clauses (D) or (E) of the Disruption Event definition in “Description of the Notes” below has occurred or is in effect, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.  See “Description of the Notes.”

If a Disruption Event identified in clauses (A), (B) or (C) of the Disruption Event definition in “Description of the Notes” below has occurred or is in effect on any Exchange Business Day during the Observation Period, Crude OilREF for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for five or more consecutive Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event occurred or was in effect), the Calculation Agent will determine Crude OilREF on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.  If a Disruption Event identified in clauses (D) or (E) of the Disruption Event definition in “Description of the Notes” below has occurred or is in effect on any Exchange Business Day during the Observation Period, the Calculation Agent will determine Crude OilREF for such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary — Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings Inc. files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Commodity Services Inc.?

Lehman Brothers Commodity Services Inc., one of our subsidiaries, will be the Calculation Agent for purposes of determining whether the Principal Adjustment Amount is payable on the Maturity Date and, if payable, the amount thereof, as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Crude Oil Contract or in other instruments, such as options, swaps or futures, based on Crude Oil. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor” below.

In what form will the notes be issued?

The notes will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc., the Agent, intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the price of the Crude Oil Contract during the terms of the notes. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Crude Oil Contract or Crude Oil. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The notes are not principal protected, even if held to maturity, and the return on the notes at maturity (including the return of principal invested) is dependent on the performance of Crude Oil, including whether the Principal Adjustment Amount is greater than zero on the Maturity Date.

If Crude OilREF is below the Upper Barrier on each Exchange Business Day during the Observation Period, the Redemption Amount will equal the principal amount of the notes plus the Fixed Return, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.

If, however, Crude OilREF is greater than or equal to the Upper Barrier on any Exchange Business Day during the Observation Period, your Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return minus the Principal Adjustment Amount, which Principal Adjustment Amount may be positive, and will in no event be less than zero.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is greater than the Crude Oil Strike, the Principal Adjustment Amount will be a positive amount equal to the principal amount of the notes times the percentage appreciation in the Final Crude Oil Price relative to the Crude Oil Strike. Given that any positive Principal Adjustment Amount will decrease the Redemption Amount otherwise payable at maturity, to the extent the Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is greater than 6.6%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If the Final Crude Oil Price is less than or equal to the Crude Oil Strike, the Principal Adjustment Amount will be zero; however, because the Upper Barrier is equal to 140% of the Crude Oil Strike (i.e., in order for, Crude OilREF to equal or be greater than the Upper Barrier, it would need to appreciate by more than 40% relative to the Crude Oil Strike), the Final Crude Oil Price would need to depreciate substantially as of or subsequent to the day on which Crude OilREF equalled or was greater than the Upper Barrier in order for the Principal Adjustment Amount to not be a positive amount.

The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by actual and anticipated political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

•                  The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike and the Upper Barrier.  If you choose to sell your notes when the Crude Oil Price is trading at a level above either the Upper Barrier or the Crude Oil Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

•                  Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

•                  Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. Both increase and decreases in the volatility of Crude Oil or the Crude Oil Contract may adversely affect the market value of the notes.  The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

•                  Active trading in Crude Oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of ours actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  We, Lehman Brothers Inc. or our other affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of Crude Oil or futures contracts on Crude Oil and derivative commodities. These trading and underwriting activities by us, Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or our other affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

•                  Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Suspension or disruption of market trading in the Crude Oil Contract, Crude Oil or other futures contracts on Crude Oil, including the front-month contract traded on the Relevant Exchange, and certain other events may require a postponement in the Valuation Date for the notes, and may adversely affect the value of the notes

Certain events, including events involving the suspension or disruption of market trading in the Crude Oil Contract or Crude Oil, constitute Disruption Events under the terms of the notes.  For further information on these events, see “Description of the Notes” below.  To the extent any of these events occurs and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the scheduled Valuation Date for the notes, the Valuation Date may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled Exchange Business Days after the scheduled Valuation Date, the Final Crude Oil Price will be determined by the Calculation Agent in its sole discretion based on the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.  In the event the scheduled Valuation Date is postponed, the Final Crude Oil Price may be higher and, to the extent that Crude OilREF has remained above the Upper Barrier during the Observation Period, could result in the Principal Adjustment Amount being higher, than what you may have anticipated based on the last available closing price of the Crude Oil Contract as of the scheduled Valuation Date

Lack of regulation by the CFTC

The notes are debt securities that are our direct obligations. The net proceeds we receive from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

DESCRIPTION OF THE NOTES

The U.S.$600,000 aggregate principal amount of Crude Oil-Linked Single Barrier Synthetic Bearish Reverse Convertible Notes Due September 10, 2007 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PV32 and the ISIN number is US52517PV327. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of September 10, 2007 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as commodity-linked notes with a Fixed Return and with a Principal Adjustment Amount determined by reference to the performance of the price of the Crude Oil Contract in relation to the Upper Barrier and the Crude Oil Strike.

Holders of the notes will receive on the Maturity Date a single payment in U.S. dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to (a) the principal amount of the notes plus (b) the Fixed Return minus (c) if Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount.

The notes are not principal protected, even if held to maturity.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Principal Adjustment Amount will be subtracted from the sum of the principal amount of the notes and the Fixed Return.  The Principal Adjustment Amount may be positive, and will in no event be less than zero.  To the extent the Principal Adjustment Amount is greater than 6.6% times the principal amount of the notes, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.

The “Fixed Return” is an amount equal to the principal amount of the notes multiplied by 6.6%, rounded to the nearest whole cent.

The “Principal Adjustment Amount” is an amount equal to the principal amount of the notes multiplied by the greater of (a) the Crude Oil Return, and (b) 0%, rounded to the nearest whole cent.  The Principal Adjustment Amount, if applicable, will in no event be less than zero, and will be positive if the Final Crude Oil Price is greater than the Crude Oil Strike

The “Trade Date” is the date hereof.

The “Observation Period” is the period from and including the Trade Date to and including the Valuation Date.

The “Valuation Date” is 5 Exchange Business Days prior to the Maturity Date; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).

“Crude Oil” is light sweet crude oil.

The “Crude Oil Contract” is the first nearby month Crude Oil futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) traded on the Relevant Exchange.

The “Crude Oil Price” is the official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

 “Crude OilREF” is, for any Exchange Business Day within the Observation Period, the Crude Oil Price on such Exchange Business Day.  Crude OilREF on the Valuation Date shall equal the Final Crude Oil Price.

The “Upper Barrier” is $86.506, equal to the Crude Oil Strike multiplied by 140%.

The “Crude Oil Strike” is $61.790, equal to the Crude Oil Price on the Trade Date.

The “Final Crude Oil Price” is the Crude Oil Price on the Valuation Date.

The “Crude Oil Return” is a quotient, (x) the numerator of which is the Final Crude Oil Price minus the Crude Oil Strike and (y) the denominator of which is the Crude Oil Strike.

The “Relevant Exchange” is the NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil as determined in good faith by the Calculation Agent which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

An “Exchange Business Day” is a day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

If Crude OilREF is greater than the Upper Barrier on any Exchange Business Day during the Observation Period and, on the scheduled Valuation Date, a Disruption Event identified in clauses (A), (B) or (C) below has occurred or is in effect, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Crude Oil Price on, the first Exchange Business Day succeeding the scheduled Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event is occurring on each of the three scheduled Exchange Business Days succeeding the scheduled Valuation Date, such third scheduled Exchange Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Final Crude Oil Price on such day in its sole and absolute discretion, taking into account the latest available quotation for the settlement price of the Crude Oil Contract and any other information that in good faith it deems relevant.   If Crude OilREF is greater than the Upper Barrier on any Exchange Business Day during the Observation Period and, on the scheduled Valuation Date, a Disruption Event identified in clauses (D) or (E) below is in effect, the Calculation Agent will determine the Final Crude Oil Price on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (A), (B) or (C) below has occurred or is in effect on any Exchange Business Day during the Observation Period, Crude OilREF for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for five or more consecutive Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event occurred or was in effect), the Calculation Agent will determine Crude OilREF on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.  If a Disruption Event identified in clauses (D) or (E) below has occurred or is in effect on any Exchange Business Day during the Observation Period, the Calculation Agent will determine Crude OilREF for such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events as determined in good faith by the Calculation Agent:

(A)      the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)        either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

(C)        the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

(D)       the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or

(E)   the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.

For the purpose of determining whether a Disruption Event has occurred:

(1)          a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)          a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)          a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, (a) the principal amount plus (b) the Fixed Return deemed to have accrued for the period from and including the Trade Date to but excluding the date of early repayment calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed, minus (c) the Principal Adjustment Amount, if any, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at (a) the principal amount plus (b) the Fixed Return deemed to have accrued for the period from and including the Trade Date to but excluding the date of the commencement of the proceeding calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed, minus (c) the Principal Adjustment Amount, if any, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets,” through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

Whether or not the Principal Adjustment Amount is applied at maturity, and the amount of that Principal Adjustment Amount (if any), will be determined by reference to the price of the Crude Oil Contract traded on NYMEX.  We have derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of February 28, 2007, the front-month light, sweet crude oil futures contract is the April 2007 futures contract, which is a contract for delivery of light, sweet crude oil in April 2007.

The following summarizes selected specifications relating to the Crude Oil Contract as traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day. For example, trading for the April 2007 futures contract, which is a contract for delivery of light, sweet crude oil in April 2007 is scheduled to end on March 20, 2007.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price of the Crude Oil Contract on NYMEX from January 1, 2007 through February 23, 2007 using historical data obtained from Reuters; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Crude Oil Price is not necessarily indicative of the future performance of the Crude Oil Price or the Crude Oil Contract during the term of the notes, whether or not Crude OilREF will trade at or above the Upper Barrier, the Final Crude Oil Price or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether or not Crude OilREF will trade at or above the Upper Barrier or whether the Principal Adjustment Amount will be applied at maturity (or whether that Principal Adjustment Amount will be positive and therefore result in a loss of principal).  Historical fluctuations in the Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If Crude OilREF is less than the Upper Barrier on each Exchange Business Day during the Observation Period, the Principal Adjustment Amount will not be applicable, and the Redemption Amount at maturity will equal the principal amount of the notes plus the Fixed Return of 6.6%, rounded to the nearest whole cent, regardless of the level of the Final Crude Oil Price relative to the Crude Oil Strike.  If, however, Crude OilREF equals or is greater than the Upper Barrier on any Exchange Business Day during the Observation Period, the Redemption Amount on the notes will equal the principal amount you hold plus the Fixed Return minus the Principal Adjustment Amount, which Principal Adjustment Amount may be positive, and will in no event be less than zero.  If Crude OilREF is equal to or greater than the Upper Barrier on any Exchange Business Day during the Observation Period and the Final Crude Oil Price is greater than the Crude Oil Strike, the Principal Adjustment Amount will be a positive amount equal to the principal amount of the notes times the percentage appreciation in the Final Crude Oil Price relative to the Crude Oil Strike.  To the extent that the positive Principal Adjustment Amount more than offsets the Fixed Return (i.e., the Principal Adjustment Amount is more than 6.6%), the Redemption Amount will be less than, and potentially substantially less than, the principal amount of the notes.  If, however, the Final Crude Oil Price is less than or equal to the Crude Oil Strike (because the Final Crude Oil Price depreciated substantially as of or subsequent to the day on which Crude OilREF equalled or was greater than the Upper Barrier), the Principal Adjustment Amount will be zero.  See “Description of the Notes.”

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the Fixed Return and the application of the Principal Adjustment Amount, if any) per $1,000 in principal amount of notes, based on the Crude Oil Strike of $61.790 and the Upper Barrier of $81.506 (each as determined on the Trade Date), as well as hypothetical trading ranges for Crude OilREF during the Observation Period and, based on such hypothetical trading ranges, whether Crude OilREF was equal to or greater than the Upper Barrier.  The table below also assumes a hypothetical range of performance for the Crude Oil Return from -20% to +50%.  The following results are based solely on the hypothetical examples cited; the trading ranges for Crude OilREF, whether or not Crude OilREF remains below the Upper Barrier during the Observation Period, and the Final Crude Oil Price have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Crude Oil Price.  Numbers in the table below have been rounded for ease of analysis.

Low / High Crude OilREF during the Observation Period	Was Crude OilREF Equal To or Greater Than Upper Barrier during Observation Period?	Final Crude Oil Price (on the Valuation Date)	Crude Oil Return	Principal		Fixed Return		Principal Adjustment Amount		Redemption Amount

$46 / $82	No	$49.43	-20%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$53 / $84	No	$55.61	-10%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$56 / $77	No	$58.70	-5%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$59 / $69	No	$61.79	0%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$62 / $79	No	$64.88	5%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$65 / $83	No	$67.97	10%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$71 / $78	No	$74.15	20%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$77 / $83	No	$80.33	30%	$1,000	+	$66.00	–	N/A	=	$1,066.00
$46 / $91	Yes	$49.43	-20%	$1,000	+	$66.00	–	$0.0	=	$1,066.00
$53 / $89	Yes	$55.61	-10%	$1,000	+	$66.00	–	$0.0	=	$1,066.00
$59 / $96	Yes	$61.79	0%	$1,000	+	$66.00	–	$0.0	=	$1,066.00
$62 / $94	Yes	$64.88	5%	$1,000	+	$66.00	–	$50.0	=	$1,016.00
$65 / $93	Yes	$67.97	10%	$1,000	+	$66.00	–	$100.0	=	$966.00
$71 / $90	Yes	$74.15	20%	$1,000	+	$66.00	–	$200.0	=	$866.00
$77 / $93	Yes	$80.33	30%	$1,000	+	$66.00	–	$300.0	=	$766.00
$65 / $99	Yes	$86.51	40%	$1,000	+	$66.00	–	$400.0	=	$666.00
$73 / $103	Yes	$92.69	50%	$1,000	+	$66.00	–	$500.0	=	$566.00

The following examples illustrate the total returns set forth in the table above:

Example 1:  Crude OilREF remained below the Upper Barrier throughout the Observation Period and the Final Crude Oil Price is 20% less than the Crude Oil Strike.  Because Crude OilREF did not exceed the Upper Barrier throughout the Observation Period, the Principal Adjustment Amount is not applicable, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,066.00 per $1,000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price depreciated relative to the Crude Oil Strike.

Example 2:  Crude OilREF remained below the Upper Barrier throughout the Observation Period and the Final Crude Oil Price is 15% higher than the Crude Oil Strike.  Because Crude OilREF did not exceed the Upper Barrier throughout the Observation Period, the Principal Adjustment Amount is not applicable, and the Redemption Amount at maturity is equal to the principal amount of the notes plus the Fixed Return, or $1,066.00 per $1,000 principal amount of notes, irrespective of the fact that the Final Crude Oil Price appreciated relative to the Crude Oil Strike.

Example 3:  Crude OilREF was above than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 40% higher than the Crude Oil Strike.   Because Crude OilREF was above the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date.  In this case, the appreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of 40%.  Based on this Crude Oil Return, the Principal Adjustment Amount is equal to $400 per $1,000 principal amount of notes and, when subtracted from the principal amount of notes and the Fixed Return, results in a Redemption Amount at maturity of $666.00 per $1,000 principal amount of notes, a loss of $334.00 of principal, calculated as follows:

Redemption Amount = $1,000 + $66.00 – [$1,000 * {(86.506-61.79)/61.79}] = $666.00

Example 4:  Crude OilREF was greater than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 20% lower than the Crude Oil Strike.  Because Crude OilREF was above the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date.  In this case, the depreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of —20%, and because the Principal Adjustment Amount is equal to the principal amount of the notes times the greater of the Crude Oil Return and 0%, the Principal Adjustment Amount is zero. The Redemption Amount at maturity is therefore equal to the principal amount of the notes plus the Fixed Return, or $1,066.00 per $1,000 principal amount of notes.

Example 5:  Crude OilREF was greater than the Upper Barrier during the Observation Period and the Final Crude Oil Price is 5% higher than the Crude Oil Strike.  Because Crude OilREF was greater than the Upper Barrier on at least one Exchange Business Day during the Observation Period, the Principal Adjustment Amount is applied on the Maturity Date.  In this case, the appreciation in the Final Crude Oil Price relative to the Crude Oil Strike results in a Crude Oil Return of 5%. Based on this Crude Oil Return, the Principal Adjustment Amount is equal to $50 per $1,000 principal amount of notes and, when subtracted from the principal amount of the notes and the Fixed Return, results in a Redemption Amount at maturity of $1016.00 per $1,000 principal amount of notes — a gain of $16.00 of principal — calculated as follows:

Redemption Amount = $1,000 + $66.00 – [$1,000 * {(64.88 – 61.79))/ 61.79] = $1016.00

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as financial contracts as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the MTN prospectus supplement. In the case of Non-U.S. holders, we intend to withhold in an amount equal to 30% of the Fixed Return.

Alternative characterizations are possible which could affect amount, character and timing of income. The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

 The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$600,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

CRUDE OIL-LINKED SINGLE BARRIER SYNTHETIC BEARISH REVERSE CONVERTIBLE NOTES
DUE SEPTEMBER 10, 2007

PRICING SUPPLEMENT
FEBRUARY 28, 2007
(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS